FORM 51-102F3

MATERIAL CHANGE REPORT

Item 1	Name and Address of Company

State the full name of your company and the address of its principal office in Canada.

Olympus Pacific Minerals Inc. (the “Company”)
Suite 500, 10 King Street East
Toronto, ON M5C 1C3

Item 2	Date of Material Change

State the date of the material change.

August 1,  2007

Item 3	News Release

State the date and method(s) of dissemination of the news release issued under section 7.1 of National Instrument 51-102.

August 2, 2007

The Press Release was disseminated to The Toronto Stock Exchange and through various other approved public media and filed on EDGAR and SEDAR with the securities commissions of British Columbia, Alberta, Quebec and Ontario.

Item 4	Summary of Material Change(s)

Provide a brief but accurate summary of the nature and substance of the material change.

The Company has filed an amended and restated final short form prospectus dated August 1, 2007 with the securities regulatory authorities of British Columbia, Alberta and Ontario, stating revised terms for the offering of units (the “Units”) of the Company reported in Stockwatch news on June 27, 2007.

The Company is offering 38,461,538 Units at a price of $0.65 per Unit (the “Offering”) for gross proceeds of $25,000,000.  Each Unit will be comprised of one common share of the Company (a “Share”) and one-half of one common share purchase warrant (a “Warrant”).  Each whole Warrant will be exercisable at $0.80 for a period of 24 months after the closing of the Offering (the “Closing”).

The Company has also granted Loewen, Ondaatje, McCutcheon Ltd.  and M. Partners Inc. (the “Agents”) an over-allotment option (the “Over-Allotment Option”) exercisable in whole or in part at the sole discretion of the Agents, for a period of 30 days from closing of the Offering, to purchase up to an additional 5,769,230 Shares (the “Additional Shares”) at a price of $0.62 per Additional Share and up to an additional 2,884,615 Warrants (the “Additional Warrants”) at a price of $0.06 per Additional Warrant, for further gross proceeds of up to $3,750,000, if exercised in full.

Item 5	Full Description of Material Change

5.1	Full Description of Material Change

The Company has filed an amended and restated final short form prospectus dated August 1, 2007 with the securities regulatory authorities of British Columbia, Alberta and Ontario, for the Offering of Units of the Company reported in Stockwatch news on June 27, 2007.  The Offering is being led on  a best efforts basis by the Agents.

The terms of the Offering have been revised.  The Company is offering 38,461,538 Units at a price of $0.65 per Unit (the “Offering”) for gross proceeds of $25,000,000.  Each Unit will be comprised of one common share of the Company (a “Share”) and one-half of one common share purchase warrant (a “Warrant”).  Each whole Warrant will be exercisable at $0.80 for a period of 24 months after the closing of the Offering (the “Closing”).

The Company has also granted the Agents an over-allotment option (the “Over-Allotment Option”) exercisable in whole or in part at the sole discretion of the Agents, for a period of 30 days from closing of the Offering, to purchase up to an additional 5,769,230 Shares (the “Additional Shares”) at a price of $0.62 per Additional Share and up to an additional 2,884,615 Warrants (the “Additional Warrants”) at a price of $0.06 per Additional Warrant, for further gross proceeds of up to $3,750,000, if exercised in full.

The Company will pay to the Agents a fee equal to 6% of the gross proceeds realized from the sale of Units pursuant to the offering and 6% of the gross proceeds realized from the sale of Additional Shares and Additional Warrants pursuant to the Offering.

The Agents will also be granted non-transferable options (the “Compensation Options”) to acquire Units (each an “Agent’s Unit”) equal to 6% of the number of Units issued pursuant to the Offering.  Each Compensation Option will be exercisable to acquire one Agent’s Unit at $0.65 for a period of 24 months following the closing of the Offering.  Each Agent’s Unit consists of one common share of the Company and one-half of one common share purchase warrant (the “Agents’ Warrants”).  Each whole Agent’s Warrant will be exercisable to acquire one common share of the Company (an “Agent’s Warrant Share”) at a price of $0.80 per Agent’s Warrant Share for a period of 24 months after the closing of the Offering.

In respect of the Over-Allotment Option, the Agents will also be granted additional non-transferable options to acquire that number of common shares (the “Agents’ Shares”), at a price of $0.62 per Agent’s Share, and Warrants, at a price of $0.06 per Warrant, as is equal to 6% of the number of Additional Shares and Additional Warrants issued upon exercise of the Over-Allotment Option.

The Closing is expected to occur on or about August 10, 2007.

The net proceeds from the Offering will be used for further exploration and feasibility studies at the Company’s Bong Mieu Gold and Phuoc Son Gold properties in Vietnam and the Capcapo property in the Philippines and for working capital and general corporate purposes.

5.2	Disclosure for Restructuring Transactions

n/a

Item 6	Reliance on subsection 7.1(2) or (3) of National Instrument 51-102

If this Report is being filed on a confidential basis in reliance on subsection 7.1(2) or (3) of National Instrument 51-102, state the reasons for that reliance.

n/a

Item 7	Omitted Information

State whether any information has been omitted on the basis that it is confidential information.

n/a

Item 8	Executive Officer

Give the name and business telephone number of an executive officer of your company who is knowledgeable about the material change and the Report, or the name of an officer through whom such executive officer may be contacted.

David A. Seton, Executive Chairman

Tel: 416-572-2525

Item 9	Date of Report

August 9, 2007